Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

February 2, 2021

€1,350,000,000

€850,000,000 0.500% Notes due 2032

€500,000,000 1.000% Notes due 2041

FINAL TERM SHEET

February 2, 2021

Issuer:	Prologis Euro Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:	0.500% Notes due 2032 (the “2032” Notes) 1.000% Notes due 2041 (the “2041” Notes)

Size:	€850,000,000 (2032 Notes) €500,000,000 (2041 Notes)

Expected Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Stable)

Maturity Date:	February 16, 2032 (2032 Notes) February 16, 2041 (2041 Notes)

Coupon:	0.500% per annum, payable annually (2032 Notes) 1.000% per annum, payable annually (2041 Notes)

Price to Public:	99.606% (2032 Notes) 99.496% (2041 Notes)

Underwriting Discount:	0.45% (2032 Notes) 0.55% (2041 Notes)

Net Proceeds, Before Expenses, to Issuer:	€842,826,000 (2032 Notes) €494,730,000 (2041 Notes)

Mid-Swaps Yield:	-0.113% (2032 Notes) 0.148% (2041 Notes)

Spread to Mid-Swap:	+65 basis points (2032 Notes) +88 basis points (2041 Notes)

Benchmark Bund:	0.00% DBR due February 15, 2031 (2032 Notes) 4.75% DBR due July 4, 2040 (2041 Notes)

Benchmark Bund Yield/Price:	-0.481% / 104.95% (2032 Notes) -0.251% / 199.62% (2041 Notes)

Spread to Benchmark Bund:	+101.8 basis points (2032 Notes) +127.9 basis points (2041 Notes)

Yield to Maturity:	0.537% (2032 Notes) 1.028% (2041 Notes)

Interest Payment Dates:	February 16 of each year, commencing February 16, 2022

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption

Prior to November 16, 2031 based on the Comparable Government Bond Rate + 20 basis points, or on or after November 16, 2031, at par (2032 Notes)

Prior to August 16, 2040 based on the Comparable Government Bond Rate + 20 basis points, or on or after August 16, 2040, at par (2041 Notes)

Settlement Date:	February 16, 2021 (T+10)

Trade Date:	February 2, 2021

Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the Notes to the Guarantor or one of its other subsidiaries. The Guarantor intends to use the net proceeds to repay indebtedness, which may include the redemption of its 3.375% Notes due 2024. The Guarantor expects to use the remaining net proceeds for general corporate purposes, including to repay or repurchase other indebtedness. In the short term, the Guarantor may also use the amounts received from the issuance of both series of Notes to repay borrowings under its global line of credit.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS2296204444 / 229620444 / 74341EAJ1 (2032 Notes) XS2296206068 / 229620606 / 74341EAK8 (2041 Notes)

Listing:	The issuer intends to apply to list the Notes on the NYSE

Joint Book-Running Managers:	Goldman Sachs & Co. LLC HSBC Bank plc ING Bank N.V. J.P. Morgan Securities plc Scotiabank Europe plc The Toronto-Dominion Bank

Senior Co-Managers:	Citigroup Global Markets Limited MUFG Securities EMEA plc PNC Capital Markets LLC Regions Securities LLC

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

BNP Paribas

Mizuho International plc

SMBC Nikko Capital Markets Limited

Truist Securities, Inc.

BNY Mellon Capital Markets, LLC

Crédit Agricole Corporate and Investment Bank

Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about February 16, 2021, which is the tenth business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to February 16, 2021 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman Sachs & Co. LLC at 1-866-471-2526 or HSBC Bank plc at 1-866-811-8049, ING Bank N.V. at +31-20-563-8869 or J.P. Morgan Securities plc at +44-207-134-2468.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in UK.